DAVIS LLP | LEGAL ADVISORS SINCE 1892

07028664

FROM THE OFFICE OF Donna L. Ornstein
DIRECT LINE 604.643.6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca

FILE NUMBER 50277-00001

December 4, 2007

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
DEC 20 2007
THOMSON FINANCIAL

Yours truly,

DAVIS LLP

Per: *Donna L. Ornstein*

Donna L. Ornstein
Paralegal

DLO/ct

Encs.

November 30, 2007

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	**Documents Filed**
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	November 6, 2007 November 23, 2007
(g)	Form 51-102F3, Material Change Report	November 27, 2007
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(g)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	November 5, 2007
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not	N/A

Document Name or Information		Documents Filed
	previously filed	
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(p)	Prospectus	N/A
(q)	Amendment to Prospectus	N/A
(r)	Takeover Bid Circular	N/A
(s)	Notice of Change or Variation to Takeover Bid Circular	N/A
(t)	Issuer Bid Circular	N/A
(u)	Notice of Change or Variation to Issuer Bid Circular	N/A
(v)	Initial Acquisition Report	N/A

Document Name or Information		Documents Filed
(w)	Subsequent Acquisition Reports	N/A
(x)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	November 6, 2007 November 23, 2007
(f)	Form 51-102F3, Material Change Report	November 27, 2007
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A

Document Name or Information			Documents Filed
(r)	Notice of Dividends		N/A
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	November 5, 2007
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A

Document Name or Information		Documents Filed
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No.: 82-1209

GGL DIAMOND CORP.

PRESS RELEASE

GGL issues shares under terms of financial services contract

Vancouver, British Columbia, Nov. 6, 2007 - GGL Diamond Corp., (TSXV: GGL) announces it has issued 73,697 common shares in its capital stock to Roman Friedrich & Company Ltd. ("RFC") in exchange for $22,500 in services rendered by RFC to the Company for the three months ended Oct. 15, 2007. The shares carry a hold period of four months, until March 6, 2008.

As previously announced (*News release, June 1, 2007*), the Company entered into a Financial & Advisory Services Agreement with RFC, dated April 18, 2007, for a term of 12 months. Under this contract, RFC is providing financial and advisory services with respect to the raising of equity capital and project financing. According to the contract, RFC receives a retainer of $15,000 per month, $7,500 paid in cash and $7,500 in common shares of the Company. The common shares are to be issued quarterly, beginning with the first quarter ending on July 15, 2007. If the Company enters into an equity private placement with strategic investors introduced to the Company by RFC, then RFC shall receive a success fee equal to 3% of the gross amount of the transaction, of which 50% may be paid in common shares.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

GGL announces non-brokered flow-through private placement to raise up to $2,500,000

Flow-through financing to advance the nickel project in the Northwest Territories ($2.0 million) and the McConnell Creek copper-gold exploration ($500,000)

Vancouver, British Columbia, November 23, 2007 — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** ("**GGL**") announces that GGL intends to raise gross proceeds of up to $2,500,000 by way of a non-brokered private placement of flow-through shares at a price of $0.25 per share.

Up to $2,000,000 of the gross proceeds will be allocated for the nickel project in the Northwest Territories and allow GGL to undertake the 3D airborne and ground geophysics work needed on the Providence Greenstone Belt (PGB), take additional samples as needed, identify and prioritize drill targets, and commence drilling.

Up to $500,000 of the gross proceeds will be allocated to further explore GGL's copper-gold prospect at McConnell Creek in British Columbia. BC residents investing in this financing will be able to take advantage of an additional 20% tax credit for BC-based exploration activities. The funds will allow GGL to implement stage 1 and part of stage 2 of the recommendations of the NI 43-101 technical report on this property, received in September 2007, and give GGL shareholders an opportunity to participate in the advancement of this promising holding. (For additional information about McConnell Creek, please see *News release, dated September 5, 2007 on our website www.ggldiamond.com under Press Release.*)

The Company will incur the subscription proceeds allocated to the flow-through shares as Canadian exploration expense, as defined in the *Income Tax Act of Canada*, and renounce such proceeds to the subscribers for the 2007 tax year.

Flow-through tax implications

Legislation extending the federal government's 15% flow-through Mineral Exploration Tax Credit has been introduced in Parliament and is expected to pass before the end of the year.

The 20% BC mining flow-through share tax credit is available to BC residents only, on that portion of the gross proceeds assigned for McConnell Creek exploration activities.

.../2

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

Regulatory Approval/Closing

The private placement is subject to acceptance for filing by the TSX Venture Exchange and is expected to close no later than December 20, 2007. The Company will pay up to an 8% finder's fee for certain subscribers to the private placement, in cash or shares of the Company, or a combination thereof.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, VP, GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

November 23, 2007

Item 3. News Release

The news release was issued on November 23, 2007 and disseminated through Marketwire L.P.

Item 4. Summary of Material Change

The Company announced a non-brokered flow-through private placement to raise up to $2,500,000.

Item 5. Full Description of Material Change

The Company announced that it intends to raise gross proceeds of up to $2,500,000 by way of a non-brokered private placement of flow-through shares at a price of $0.25 per share.

Up to $2,000,000 of the gross proceeds will be allocated for the nickel project in the Northwest Territories and allow the Company to undertake the 3D airborne and ground geophysics work needed on the Providence Greenstone Belt (PGB), take additional samples as needed, identify and prioritize drill targets, and commence drilling.

Up to $500,000 of the gross proceeds will be allocated to further explore the Company's copper-gold prospect at McConnell Creek in British Columbia. BC residents investing in this financing will be able to take advantage of an additional 20% tax credit for BC-based exploration activities. The funds will allow the Company to implement stage 1 and part of stage 2 of the recommendations of the NI 43-101 technical report on this property, received in September 2007, and give the Company's shareholders an opportunity to participate in the advancement of this promising holding. (For additional information about McConnell Creek, please see *News Release dated September 5, 2007 on our website* *www.ggldiamond.com* *under Press Release.*)

The Company will incur the subscription proceeds allocated to the flow-through shares as Canadian exploration expense, as defined in the *Income Tax Act of Canada*, and renounce such proceeds to the subscribers for the 2007 tax year.

Flow-through tax implications

Legislation extending the federal government's 15% flow-through Mineral Exploration Tax Credit has been introduced in Parliament and is expected to pass before the end of the year.

The 20% BC mining flow-through share tax credit is available to BC residents only, on that portion of the gross proceeds assigned for McConnell Creek exploration activities.

Regulatory Approval/Closing

The private placement is subject to acceptance for filing by the TSX Venture Exchange and is expected to close no later than December 20, 2007. The Company will pay up to an 8% finder's fee for certain subscribers to the private placement, in cash or shares of the Company, or a combination thereof.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. Date of Report

November 27, 2007

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ____________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

November 5, 2007

Item 6: For each security distributed:

(a) describe the type of security,

Common shares

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

73,697 Common shares

(c) state the exemption(s) relied on.

S. 2.3 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**1**	**$0.323 x 23,219 shares** **$0.356 x 21,067 shares** **$0.255 x 29,411 shares**	**$7,499.74** **$7,499.85** **$7,499.81**
Total number of Purchasers	**1**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$22,499.40**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: NOVEMBER 5 , **2007**

GGL Diamond Corp.

Name of issuer (please print)

Raymond A. Hrkac, President & CEO (604) 688-0546

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Donna L. Ornstein
Paralegal
Davis LLP
Solicitors for the Issuer
604-643-6478

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Exemption No.: 82-1209

INFO TSX VENTURE **Bulletin Contents**

company start person home symbol

GGL Diamond Corp.

Listed Company

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GGL DIAMOND CORP. ("GGL")
BULLETIN TYPE: Shares for Services
BULLETIN DATE: November 5, 2007
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing the Company's proposal to issue 73,697 shares at a deemed price of $0.323, $0.356 and $0.255 for each $7,500 for a total of $22,500 in consideration of certain services provided to the company pursuant to an agreement dated April 18, 2007.

The Company shall issue a news release when the shares are issued.

TSX-X

END